April 11, 2019

Xuezhu Wang
Chief Executive Officer
Happiness Biotech Group Ltd
No. 11, Dongjiao East Road
Shuangxi, Shunchang, Nanping City
Fujian Province, P.R.C.

       Re: Happiness Biotech Group Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed March 28, 2019
           File No. 333-230170

Dear Mr. Wang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 19, 2019 letter.

Amendment No. 1 to Form F-1

Cover Page

1. We acknowledge your revised disclosures in response to prior comment 1. As previously stated, please revise your disclosure to clearly state on the cover page the pricing information for the secondary offering. In addition, we note the increased size of the secondary offering. Please clarify on the prospectus cover page and elsewhere as applicable whether any sales in the secondary offering will occur prior to the closing of the shares to be sold in your initial public offering. If the two offerings will be concurrent, please add a risk factor addressing the possibility that the secondary offering could hinder your ability to raise funds in your best efforts primary offering. Xuezhu Wang
FirstName Biotech Group LtdWang
Happiness LastNameXuezhu
Comapany NameHappiness Biotech Group Ltd
April 11, 2019
April 2 2019 Page 2
Page 11,
FirstName LastName
2. We note your revised disclosures continue to reflect a secondary offering in addition to your offering, but that you have deleted the disclosure regarding proceeds to the selling stockholder. Please restore disclosure relating to the selling stockholder's net proceeds as required by Item 501(b)(3) of Regulation S-K.
Risk Factors
Risks Related to the Offering and Our Ordinary Shares, page 13

3. We note that Section 161(2) of your amended and restated articles provides that shareholders waive any claim they may have against any director on account of any action taken by the director or the failure of the director to take any action in the performance of his duties, subject to certain exceptions. Please add a risk factor disclosing this provision and discussing the related risks, including that this provision may discourage claims and limit shareholders' ability to bring claims. Please also disclose whether the provision applies to federal securities claims under the Securities Exchange Act of 1934 or
         Securities Act of 1933.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 42

4. We note your other products on page 42 represents 15.6% and 14.0% of total sales for the six months ended September 30, 2018 and 2017. You state on page 43 that the 20.8%
         increase is mainly due to increases in your protein powder product sales. Please revise to disaggregate any products within this large product line or tell us why, with quantification, that is not required.
Principal Shareholders, page 76

5. We note your management information now appears to be finalized. Please update your table to reflect beneficial ownership information for the individuals set forth in the first paragraph on page 76.
Underwriting
Lock-Up Agreements, page 104

6. Your revised disclosures here state that all existing shareholders are subject to a lock-up agreement, but your disclosures in the third and fourth paragraphs on page 92 state that the agreement applies to directors, officers and beneficial owners of 5% or more of outstanding shares. Please reconcile your disclosures.
Consolidated Financial Statements for the Six Months ended September 30, 2018
Note 9. Shareholder's Equity, page F-43

7. Regarding the March 4, 2019 subdivision, cancellation and sale of your ordinary shares described on pages F-43 and F-45, please provide the following regarding
 Xuezhu Wang
Happiness Biotech Group Ltd
April 11, 2019
Page 3
         this change in your capitalization:
           tell us why you subdivided your 50,000 shares into 100,000,000 shares and then cancelled 77,223,100 shares,
           revise your annual and interim financial statements to retrospectively reflect the stock subdivision (split) and cancellation in all periods presented, the details of the 223,100 share sale including the identity of the purchaser and how the $111.55 par value was derived, and
           explain to us why the number of weighted average ordinary shares outstanding in
             Summary Financial Data on page 8 presents 25,027,678 and 25,000,000 shares for
             2018 and 2017, respectively. The number of shares in Summary Financial Data should agree with that presented in the financial statements or tell us why they do not.
Item 7. Recent Sales of Unregistered Securities, page II-1

8. Please update your disclosures in this section. We note that your disclosure in this section does not appear to be consistent with information reflected in your revised Note 9 to your financial statements, and your beneficial ownership and selling shareholder tables.
Exhibits

9. We refer to the revised Exhibit 5.1 opinion filed in response to prior comment 6. The revised assumption in Section 1.5 of the opinion continues to assume material facts related to the valid issuance opinion. Please file an amended opinion without this assumption or explain why it is necessary and appropriate. Please also note that the opinion should be dated.
10. We note your response to prior comment 8. Your revised opinion in Sections 2.4 and 2.5 appear to refer to the same governing document. Please tell us whether the document referenced in the opinion is filed as Exhibit 3.2. If yes, please file an amended version of the document that is dated. We also note that Exhibit 3.1 is not dated. If Exhibit 3.1 is currently in effect, please file the dated version. You also disclose on page 78 that as of the date of the prospectus, you have 100 million authorized ordinary shares. We note that
FirstName LastNameXuezhu Wang with the documents filed as Exhibits 3.1 and 3.2. Please this statement is not consistent
Comapany NameHappiness Biotech Group Ltd to Exhibits 3.1 and 3.2, or file the governing either revise the disclosure to correspond
April 11, 2019 Page 3 are currently in effect.
       documents that
FirstName LastName
 Xuezhu Wang
FirstName Biotech Group LtdWang
Happiness LastNameXuezhu
Comapany NameHappiness Biotech Group Ltd
April 11, 2019
Page 11,
April 4 2019 Page 4
FirstName LastName
       You may contact Bonnie Baynes at 202-551-4924 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:      Joan Wu, Esq.